                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INTEREP NATIONAL RADIO SALES, INC.
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45866V109
                                 (CUSIP NUMBER)

                               STEVEN M. FRIEDMAN
                               EOS PARTNERS, L.P.
                           320 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 832-5806
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 26, 2002
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Schedule 240.13d-1(e), Schedule 240.13d-1(F) or Schedule 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Schedule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45866V109               SCHEDULE 13D

(1) Names of Reporting Person's I.R.S. Identification Nos. of Above Persons (entities only).

     Eos  Partners, L.P.
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization    Eos Partners, L.P. ("Eos Partners")
                                             is a limited partnership organized
                                             under the laws of the State of
                                             Delaware
--------------------------------------------------------------------------------

Number of          (7)  Sole Voting Power                                 78,125
Shares Bene-       -------------------------------------------------------------
ficially
Owned by           (8)  Shared Voting Power                                    0
Each               -------------------------------------------------------------
Reporting
Person With        (9)  Sole Dispositive Power                            78,125
                   -------------------------------------------------------------

                   (10) Shared Dispositive Power                               0
                   -------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person         78,125
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                     1.5%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO.  45866V109               SCHEDULE 13D

(1) Names of Reporting Person's I.R.S. Identification Nos. of Above Persons (entities only).

     Eos Partners SBIC II, L.P.
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization     Eos Partners SBIC II, L.P.
                                              ("Eos SBIC II") is a limited
                                              partnership organized under the
                                               laws of the State of Delaware
--------------------------------------------------------------------------------

Number of          (7)  Sole Voting Power                              1,435,000
Shares Bene-       -------------------------------------------------------------
ficially
Owned by           (8)  Shared Voting Power                                    0
Each               -------------------------------------------------------------
Reporting
Person With        (9)  Sole Dispositive Power                         1,435,000
                   -------------------------------------------------------------

                   (10) Shared Dispositive Power                               0
                   -------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,435,000
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                    21.8%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO.  45866V109               SCHEDULE 13D

(1) Names of Reporting Person's I.R.S. Identification Nos. of Above Persons (entities only).

     Eos Partners (Offshore) L.P.
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization   Eos Partners (Offshore) L.P.
                                           ("Eos Offshore") is a limited
                                           partnership organized under the laws
                                           of the Cayman Islands
--------------------------------------------------------------------------------
Number of          (7)  Sole Voting Power                                 49,375
Shares Bene-       -------------------------------------------------------------
ficially
Owned by           (8)  Shared Voting Power                                    0
Each               -------------------------------------------------------------
Reporting
Person With        (9)  Sole Dispositive Power                            49,375
                   -------------------------------------------------------------

                   (10) Shared Dispositive Power                               0
                   -------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person         49,375
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                     1.0%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------

                                   SCHEDULE 13D
                     RELATING TO THE CLASS A COMMON STOCK OF
                       INTEREP NATIONAL RADIO SALES, INC.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Interep National Radio Sales, Inc., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Park Avenue, New York, New York 10017.

Item 2. Identity and Background.

     (a) - (c)

     The principal business of Eos Partners, L.P., a Delaware limited partnership ("Eos Partners"), is investments. The general partners of Eos Partners are Steven M. Friedman and Brian D. Young, and their principal occupation is serving as the general partners of Eos Partners. The executive offices of Eos Partners and Messrs. Young and Friedman are located at 320 Park Avenue, 22nd Floor, New York, New York 10022.

     Eos Partners SBIC II, L.P. ("Eos SBIC II") is a Delaware limited partnership with its principal executive offices at 320 Park Avenue, 22nd Floor, New York, New York 10022. The principal business of Eos SBIC II is investments. Eos SBIC General II, L.P. ("Eos SBIC General II") is the general partner of Eos SBIC II.

     The principal business of Eos SBIC General II, a Delaware limited partnership, is serving as the general partner of Eos SBIC II. The principal executive offices of Eos SBIC General II are at 320 Park Avenue, 22nd Floor, New York, New York 10022. Eos SBIC II, Inc. ("Eos SBIC II Inc.") is the general partner of Eos SBIC General II.

     The principal business of Eos SBIC II Inc., a Delaware corporation, is serving as the general partner of Eos SBIC General II. The principal executive offices of Eos SBIC II Inc. are at 320 Park Avenue, 22nd Floor, New York, New York 10022. The name, business address and present occupation or employment of each of the executive officers and directors of Eos SBIC II Inc. are set forth below:

Name and Business Address       Capacity in Which         Principal Occupation
-------------------------       -----------------         --------------------
                                Serves Eos SBIC II Inc.
                                -----------------------

Brian D. Young                  Chairman and Secretary    General Partner of Eos
320 Park Avenue, 22nd Floor                               Partners
New York, New York 10022

Steven M. Friedman              President and Treasurer   General Partner of
320 Park Avenue, 22nd Floor                               Eos Partners
New York, New York 10022


     Eos Partners (Offshore) L.P. ("Eos Offshore") is a Cayman Islands exempted limited partnership with its principal executive offices at P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The principal business of Eos Offshore is investments. Eos General, LLC is the general partner of Eos Offshore.

     The principal business of Eos General, LLC, a Delaware limited liability company, is serving as the ultimate general partner of Eos Offshore. The managing members of Eos General, LLC are Steven M. Friedman and Brian D. Young and their principal occupation is serving as the general partners of Eos Partners. The executive offices of Eos General, LLC and Messrs. Friedman and Young are located at 320 Park Avenue, 22nd Floor, New York, New York 10022.

     (d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Brian D. Young and Steven M. Friedman are citizens of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     On June 26, 2002, the Issuer closed a transaction pursuant to which the Issuer issued and sold to Eos Partners, Eos SBIC II and Eos Offshore (each, an "Eos Entity" and collectively, the "Eos Entities") an aggregate of 50,000 shares of the Issuer's Series A Convertible Preferred Stock $0.01 par value per share (the "Preferred Stock") and warrants (the "Warrants") to purchase up to 312,500 shares of the Issuer's Class A Common Stock in exchange for $5,000,000 paid by the Eos Entities. The Preferred Stock is convertible by the Eos Entities at any time into the number of shares of Class A Common Stock equal to the liquidation preference divided by the conversion price, which liquidation preference and conversion price are $100.00 and $4.00, respectively, on the date hereof. The Warrants are exercisable by the Eos Entities at any time from and after June 26, 2002 through June 26, 2007 for a current exercise price of $4.00 per share.

     In connection with the transaction, the Issuer entered into a Registration Rights Agreement dated as of June 26, 2002 with the Eos Entities providing for certain registration rights with respect to the Class A Common Stock issuable to the Eos Entities upon conversion of the Preferred Stock and/or exercise of the Warrants. This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Registration Rights Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

     The funds provided by Eos Partners for the acquisition of the Issuer's equity securities were obtained from Eos Partners' contributed capital, which includes funds that are held available for such purpose. The funds provided by Eos SBIC II for the acquisition of the Issuer's equity securities were obtained from Eos SBIC II's contributed capital, which includes funds that are held available for such purpose. The funds provided by Eos Offshore for the acquisition of the Issuer's equity securities were obtained from Eos Offshore's contributed capital, which includes funds that are held available for such purpose.

     Each of the Eos Entities disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

Item 4. Purpose of Transaction.

     The acquisition of the Issuer's equity securities has been made by the Eos Entities for investment purposes. Although none of the Eos Entities has a present intention to do so, each of the Eos Entities may make additional purchases of the Issuer's Class A Common Stock or other equity securities of the Issuer either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Class A Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments.

     Depending on these factors, each of the Eos Entities may decide to sell all or part of its holdings of the Class A Common Stock or other equity securities in one or more public or private transactions.

     Except as set forth in this Schedule 13D, none of the Eos Entities has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Eos Entities reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or other transactions which might have the effect of causing the Class A Common Stock to cease to be listed on the

NASDAQ National Market System or causing the Class A Common Stock to become eligible for termination of registration under section 12(g) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number of equity securities to which this Schedule 13D relates is 1,562,500 shares, representing approximately 23.3% of the 6,714,901 shares outstanding. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2002 (5,152,401 shares) to the number of shares which would be receivable by the Eos Entities if they were to convert all of the Preferred Stock and exercise all of the Warrants held by them (1,562,500 shares).

     The following table describes the number of shares of Class A Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants, as well as the percentage of outstanding Class A Common Stock held by each Eos Entity (on an as-converted, as-exercised basis). The percentage ownership is determined by dividing the total number of shares held by each entity by the sum of (x) the total number of shares held by each entity and (y) the number of shares reported as being outstanding in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2002 (5,152,401 shares).

--------------------------------------------------------------------------------
   Name            Preferred          Warrants          Total          Percent
   ----            ---------          --------          -----          --------
                     Stock                                            Ownership
                     -----                                            ---------
--------------------------------------------------------------------------------
Eos Partners          62,500            15,625          78,125             1.5%
--------------------------------------------------------------------------------
Eos SBIC II        1,148,000           287,000       1,435,000            21.8%
--------------------------------------------------------------------------------
Eos Offshore          39,500             9,875          49,375             1.0%
--------------------------------------------------------------------------------

     (b) Eos Partners. Eos Partners has the sole power to vole or direct the vote and to dispose or direct the disposition of the 78,125 shares of Class A Common Stock held by it (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by it). Eos Partners, as the sole stockholder of Eos SBIC II Inc., which is the general partner of Eos SBIC General II, which is the general partner of Eos SBIC II, may also be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 1,435,000 shares of Class A Common Stock owned by Eos SBIC II (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC II). Eos Partners disclaims beneficial ownership of any shares of Class A Common Stock owned by Eos SBIC II (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC II) except to the extent of its pecuniary interest therein, if any.

     Eos SBIC II. Eos SBIC II has the sole power to vole or direct the vote and to dispose or direct the disposition of 1,435,000 shares of Class A Common Stock (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by it).

     Eos Offshore. Eos Offshore has the sole power to vole or direct the vote and to dispose or direct the disposition of 49,375 shares of Class A Common Stock (assuming the conversion of the Preferred Stock and exercise of the Warrant held by it).

     Eos SBIC General II. Eos SBIC General II may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 1,435,000 shares of Class A Common Stock owned by Eos SBIC II (as its general partner) (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC II). Eos SBIC General II disclaims beneficial ownership of any shares of Class A Common Stock owned by Eos SBIC II (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC II) except to the extent of its pecuniary interest therein, if any.

     Eos SBIC II Inc. Eos SBIC II Inc. may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 1,435,000 shares of Class A Common Stock owned by Eos SBIC General II (as its general partner) (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC II). Eos SBIC II Inc. disclaims beneficial ownership of any shares of Class A Common Stock owned by Eos SBIC General II (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos SBIC
II) except to the extent of its pecuniary interest therein, if any.

     Eos General, LLC. Eos General, LLC may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 49,375 shares of Class A Common Stock owned by Eos Offshore (as its general partner) (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos Offshore). Eos General, LLC disclaims beneficial ownership of any shares of Class A Common Stock owned by Eos Offshore (assuming the conversion of the Preferred Stock and exercise of the Warrant owned by Eos Offshore) except to the extent of its pecuniary interest therein, if any.

     Brian D. Young. Mr. Young may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 78,125 shares of Class A Common Stock owned by Eos Partners (as one of its general partners), the 1,435,000 shares of Class A Common Stock owned by Eos SBIC II (as a general partner of Eos Partners, which is the sole stockholder of Eos SBIC II Inc., which is the general partner of Eos SBIC General II, which is the general partner of Eos SBIC II) and the 49,375 shares of Class A Common Stock owned by Eos Offshore (as a managing member of Eos General, LLC, which is the general partner of Eos Offshore) (assuming the conversion of the Preferred Stock and exercise of the Warrants owned by Eos Partners, Eos SBIC II and Eos Offshore). Mr. Young disclaims beneficial ownership of any shares of Class A Common Stock (assuming the conversion of the Preferred Stock and exercise of the Warrants owned by Eos Partners, Eos SBIC II and Eos Offshore) except to the extent of his pecuniary interest therein, if any.

     Steven M. Friedman. Mr. Friedman may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 78,125 shares of Class A Common Stock owned by Eos Partners (as one of its general partners), the 1,435,000 shares of Class A Common Stock owned by Eos SBIC II (as a general partner of Eos Partners, which is the sole stockholder of Eos SBIC II Inc., which is the general partner of Eos SBIC General II, which is the general partner of Eos SBIC II) and the 49,375 shares of Class A Common Stock owned by Eos Offshore (as a managing member of Eos General, LLC, which is the general partner of Eos Offshore) (assuming the conversion of the Preferred Stock and exercise of the Warrants owned by Eos Partners, Eos SBIC II and Eos Offshore). Mr. Friedman disclaims beneficial ownership of any shares of Class A Common Stock (assuming the conversion of the Preferred Stock and exercise of the Warrants owned by Eos Partners, Eos SBIC II and Eos Offshore) except to the extent of his pecuniary interest therein, if any.

(c) None of the Eos Entities effected any transactions in the Class A Common Stock during the past sixty days other than as described herein.

(d) Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock deemed to be beneficially owned by the reporting persons.

(e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons or entities described in Item 2 or between such persons or entities and any other person with respect to the shares of Class A Common Stock owned by the Eos Entities (assuming the conversion of the Preferred Stock and the exercise of the Warrants).

Item 7.          Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement dated as of July __, 2002, among Eos Partners, Eos SBIC II and Eos Offshore.

     Exhibit 2 Purchase Agreement dated as of June 7, 2002, among the Issuer and the Eos Entities.

     Exhibit 3 Registration Rights Agreement dated as of June 26, 2002, among the Issuer and the Eos Entities.

     Exhibit 4 Warrant dated as of June 26, 2002, by the Issuer in favor of Eos Partners.

     Exhibit 5 Warrant dated as of June 26, 2002, by the Issuer in favor of Eos SBIC II.

     Exhibit 6 Warrant dated as of June 26, 2002, by the Issuer in favor of Eos Offshore.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2002          EOS PARTNERS, L.P.

                            By:  /s/ Steven M. Friedman
                                 -----------------------------------------------
                                     Name:   Steven M. Friedman
                                             -----------------------------------
                                     Title:  General Partner
                                             -----------------------------------


Date: July 3, 2002          EOS PARTNERS SBIC II, L.P.
                            By:  Eos SBIC General II, L.P., its general partner
                            By:  Eos SBIC II, Inc., its general partner

                            By:  /s/ Steven M. Friedman
                                 -----------------------------------------------
                                     Name:  Steven M. Friedman
                                            ------------------------------------
                                     Title: President
                                            ------------------------------------


Date: July 3, 2002          EOS PARTNERS (OFFSHORE), L.P.
                            By:  Eos General, LLC, its general partner

                            By:  /s/ Steven M. Friedman
                                 -----------------------------------------------
                                      Name:   Steven M. Friedman
                                              ----------------------------------
                                      Title:  Managing Member
                                              ----------------------------------